Exhibit (a)(5)(C)

Validus Holdings, Ltd.
The Chartis Building 29 Richmond Road Pembroke, HM 08 Bermuda

Validus Holdings, Ltd. Announces Final Results
of Tender Offer to Purchase Common Shares
Company purchases 7,945,400 common shares at $30.00 per common share in the Tender Offer; to close on previously-announced private repurchase of additional 2,054,600 common shares on December 23, 2010
PEMBROKE, Bermuda, December 14, 2010 (BUSINESS WIRE) — Validus Holdings, Ltd. (“Validus” or the “Company”) (NYSE: VR) announced today the final results of its tender offer, which expired at 5:00 p.m., New York City time, on December 8, 2010.
Final Results of Tender Offer. Validus has accepted for purchase 7,945,400 of its common shares at a price of $30.00 per common share for a total cost of $238.4 million, excluding fees and expenses relating to the tender offer. The common shares purchased pursuant to the tender offer represent approximately 7.1 percent of the common shares outstanding as of December 13, 2010. Validus has been informed by BNY Mellon Shareowner Services, the depositary for the tender offer, that the final proration factor for the tender offer is approximately 24.6 percent. Validus funded the purchase of the shares in the tender offer using cash on hand.
Based on the final count by the depositary (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 31,974,539 common shares were properly tendered and not withdrawn.
The depositary will promptly pay for the common shares accepted for purchase, and will promptly return the 24,113,261 common shares tendered and not purchased, pursuant to the terms of the tender offer.
Separate Repurchase Agreements. On November 4, 2010, the Company entered into separate repurchase agreements with funds affiliated with or managed by each of Aquiline Capital Partners LLC, New Mountain Capital, LLC and Vestar Capital Partners, pursuant to which the Company agreed to purchase 2,054,600 common shares for an aggregate purchase price of up to $61.6 million. These share repurchases will occur on December 23, 2010, the eleventh business day following the expiration date of the tender offer. The aggregate purchase price for the common shares repurchased in the tender offer and those repurchased from the above referenced shareholders will total $300.0 million, and the aggregate number of common shares repurchased in the tender offer and those repurchased from the above referenced shareholders will total 10,000,000. Upon completion of the tender offer and these share repurchases, Validus will have approximately 101.3 million common shares outstanding.
As noted in the Company’s Offer to Purchase, the Company may in the future consider various forms of share repurchases, including open market purchases, tender offers and/or accelerated share repurchases or otherwise. Under applicable securities laws, the Company may not repurchase any of its common shares until after December 22, 2010.
Dowling & Partners Securities, LLC served as the dealer manager for the tender offer. Georgeson Inc. served as the information agent. Shareholders and investors who have questions or need information about the tender offer may call Georgeson Inc. at (877) 278-9670 (toll free) and (212) 440-9800 (for banks and brokers).
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, +1-441-278-9000
Senior Vice President
or
Media:
Sard Verbinnen & Co
Jamie Tully/Jonathan Doorley, +1-212-687-8080
or
College Hill
Roddy Watt/Tony Friend, +44 (0)20 7457 2020
Cautionary Note Regarding Forward-Looking Statements
This press release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “could” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the Company’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) unpredictability and severity of catastrophic events; 2) rating agency actions; 3) adequacy of Validus’ risk management and loss limitation methods; 4) cyclicality of demand and pricing in the insurance and reinsurance markets; 5) statutory or regulatory developments including tax policy, reinsurance and other regulatory matters; 6) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 7) adequacy of Validus’ loss reserves; 8) continued availability of capital and financing; 9) retention of key personnel; 10) competition; 11) potential loss of business from one or more major insurance or reinsurance brokers; 12) Validus’ ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 13) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 14) the integration of businesses Validus may acquire or new business ventures Validus may start; 15) the effect on Validus’ investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 16) acts of terrorism or outbreak of war; 17) availability of reinsurance and retrocessional coverage; and 18) the ability of Validus to achieve the benefits contemplated by the tender offer and the share repurchases, as well as management’s response to any of the aforementioned factors.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and other documents on file with the Securities and Exchange Commission. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.